

CanMonkey

Subscribe | Past Issues | Translate







Early Birds Are In.
Are You?
CanMonkey
Is in the news!
Inc.
BUSINESS INSIDER
abc NEWS
FOX NEWS
USA TODAY
Skift

Hello CanMonkey Community,

It's only been 1 week since we launched our Community Round on **Wefunder**, and the response has been nothing short of incredible. We're off to an amazing start!

To everyone who has reserved so far: **Thank You** for believing in us and joining the **CanMonkey family**.

But we're just getting started.

Here's a sneak peek at what's ahead:

- **Client-facing App** - manage your service, OnDemand requests, and support all from your phone, available soon on **App Store** and **Google Play**
- **New market expansions** - we're rolling out CanMonkey in more cities and neighborhoods than ever before, including **Hawaii** and **Vail, CO**
- **More on the way** - we've inked new deals to service entire communities under exclusive agreements - including an luxury community **HOA with 100+ homes**



👉 Reserve Your Spot Now on Wefunder

Our **early bird terms** are available for a limited time. After August 20th, the 20% discount will be gone - and so will your chance to invest on the most favorable

terms.

⚡ **Don't miss out.** Reserve your spot now and become part of the **Future of Trash Day**.

Thank you again for all the support - let's build something special together.

See you at the top,
Alex Shapiro
Co-Founder & CEO
CanMonkey

Secure Your Shares Now

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment. **Some necessary disclosures: 1. No money or other consideration is being solicited. If sent, it will not be accepted. 2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. 3. Any indication of interest involves no obligation or commitment of any kind.*









CanMonkey

Copyright (C) 2025 CanMonkey, LLC. All rights reserved.

Our mailing address is:

Want to change how you receive these emails?
You can update your preferences or unsubscribe